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                       CHASE MORTGAGE FINANCE CORPORATION
                              194 Wood Avenue South
                            Iselin, New Jersey 08830

March 21, 2006


Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:      Chase Mortgage Finance Corporation
         Amendment No. 3 to Registration Statement on Form S-3
         (File No. 333-130223)
         -----------------------------------------------------

Ladies and Gentlemen:

I hereby respectfully request pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Amendment No. 3 to Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. on March 23, 2006 or as soon thereafter as practicable.

In connection with this request, we acknowledge that:

     o should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

     o the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Chase Mortgage Finance Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o Chase Mortgage Finance Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

CHASE MORTGAGE FINANCE CORPORATION


By:      /s/ Jerome A. Cipponeri
Name:    Jerome A. Cipponeri
Title:   President